Mail Stop 3561

      							August 18, 2005


Mr. Douglas Baker
Vice President and Chief Financial Officer
Nano-Proprietary, Inc.
3006 Longhorn Boulevard
Suite 107
Austin, TX  78758

	Re:	Nano-Proprietary, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 27, 2005

		Form 10-Q for Fiscal Quarter Ended June 30, 2005
		File No. 1-11602

Dear Mr. Baker:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Year Ended December 31, 2004, filed April 27,
2005

Notes to the Consolidated Financial Statements, page 24

Note 2.  Summary of Significant Accounting Policies, page 24

Revenue Recognition

1. Tell us, citing the appropriate accounting literature, your basis for recognizing reimbursements under agreements to perform research and development for others as revenue. Indicate how much of the revenue recognized in 2004, 2003 and 2002 was generated by these research and development agreements.

2. Further, on page 24 you state that you recognize revenue on research contracts when it is earned pursuant to the terms of the contract. Please tell about the terms of such contracts, and citing the appropriate accounting literature the persuasive evidence that you rely upon in your determination to recognize revenue in accordance with these contracts.

3. Referring to research and development projects performed for third parties, please tell us if you are required to repay the funding agent for any portion of the funds received if the project fails. If you are required to repay the funding agent for any portion, please tell us how you account for this liability.

Rule 13a-14(a) Certifications

4. We note that you incorporate the certifications required by Rule
13a-14(a) by reference to your Form 10-K filed March 7, 2005. You are required to provide revised certifications in your amendment. Please amend your Form 10-K/A to include revised certifications per
Item 601(b)(31) of Regulation S-K.

Section 1350 Certifications

5. Further, amend to include revised Section 1350 certifications.

Form 10-Q for the Quarter Ended June 30, 2005

Item 4.  Controls and Procedures, page 13

6. We note your disclosure that "...we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the
Securities and Exchange Act of 1934, within 90 days of the filing date of this report "(the Evaluation Date"). Please note that filings after August 14, 2003 must comply with the disclosure requirements of revised Item 307. That is, you must disclose the conclusion of your certifying officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based upon the evaluation of these controls and procedures. Please confirm for us supplementally that, if true, your certifying officers concluded that your disclosure controls and procedures were effective as of the end of the period covered by this report.

7. We note your disclosure that "there were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the Evaluation Date." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the quarter ended June 30,
2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, provide the disclosure required by Item 308(c) of
Regulation S-K.



      *    *    *    *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Douglas Baker
Nano-Proprietary
August 18, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549